Filed by Carolina Power & Light Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                               Subject Company:  Carolina Power & Light Company
                                                  Commission File No. 001-03382

On May 3, 2000, Carolina Power & Light Company issued the following news release.
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[LOGO] CP&L                                                     [Graphic of the]
                                                                [  word News   ]
                                                                [appears here  ]

Carolina Power & Light                24-Hour Media Line
Corporate Communications              Tel 919 546-6189
P.O. Box 1551                         Fax 919 546-6615
Raleigh, N.C.  27602                  Internet www.cplc.com



CAROLINA POWER & LIGHT TAKES IMPORTANT STEPS TOWARDS UNLOCKING INTERPATH VALUE

RALEIGH, NC (MAY 3, 2000) - Carolina Power & Light (CP&L) [NYSE: CPL] announced today that it has entered into two separate transactions designed to unlock the value of Interpath Communications, Inc., CP&L's wholly owned Application Service Provider (ASP) and Internet communications subsidiary. These transactions will maximize the potential of Interpath's two business lines: its ASP assets and its fiber optic network.

CP&L has entered into a letter of intent with Bain Capital, Inc. (Bain), a Boston, MA-based $7 billion private equity fund. Under the agreement, CP&L and Bain will each invest $50 million for a total of $100 million of new equity to aggressively grow Interpath's ASP business. Bain will provide strategic and operational expertise to enable Interpath to leverage its leadership position in the dynamic ASP marketplace. Upon completion of the transaction, Bain will own 65% and CP&L will own 35% of Interpath. Closing of this transaction is expected to occur in the next sixty days.

CP&L will retain the fiber optic network assets currently owned by Interpath, as well as its 10% limited partnership interest in the BellSouth PCS business. The fiber assets will be part of a capacity sharing and marketing agreement with Progress Telecom, a wholly owned subsidiary of Florida Progress Corporation. The combined fiber optic assets of Progress Telecom and CP&L will create a powerful super-regional telecommunications and Internet infrastructure company with more than 3,000 route miles, or 106,000 fiber miles, stretching along the east coast from Washington, D.C., to Florida.

As previously announced in August 1999, CP&L and Florida Progress entered into a definitive merger agreement under which CP&L will acquire Florida Progress. The transaction is expected to close this fall. Upon close, the two fiber optic subsidiaries will be combined, and Ron Mudry, currently vice president and general manager of Progress Telecom, will be named president of the combined company. The combined company will operate as Progress Telecom and be headquartered in St. Petersburg, Florida.

"Both of the agreements announced today are important steps towards unlocking, maximizing and returning to shareholders the value of our Interpath subsidiary," said William Cavanaugh, CP&L chairman, president and CEO. "In Bain, we have found an ideal partner for Interpath's ASP and Data Services business. Bain has a long and successful track record of investing in high-growth, technology-driven businesses and has successfully taken more than 25 companies public. Bain's investment and active involvement will position Interpath to execute its growth plans and build on its leadership position in the ASP industry."
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 "This deal allows Interpath and its employees to have a singular focus:
selling, delivering and supporting our world-class business applications to the mid- to large-size enterprise marketplace," said Michael Fox, interim president and CEO of Interpath. "Bain brings a wealth of knowledge and expertise to our board that will assist us in growing the company and fully recognize our value in this rapidly-expanding market."

"We are extremely excited to back the outstanding management team at Interpath to build upon the leadership position they have created in the dynamic ASP marketplace," said Andrew Balson, a principal with Bain Capital. "The substantial capital commitment being made by CP&L and Bain Capital will enable the Interpath team to create a long term winner in the ASP market."

"The planned combination of the fiber optic company with Progress Telecom is another example of the significant benefits created from CP&L's acquisition of Florida Progress," said Cavanaugh. "This will create an expansive fiber optic footprint in which we believe there is tremendous value."

"The planned combination of our fiber companies positions us to be a very strong super-regional player in the Internet and telecommunications industry," said Ron Mudry, currently the vice president and general manager of Progress Telecom. "This also positions us well to capture a share of the fast growing international telecommunications traffic landing in Florida through the undersea fiber optic cables, which serve Latin America and the Caribbean."

ABOUT INTERPATH
Interpath, formed in 1998, offers a broad range of managed application and consulting services. Interpath provides customers comprehensive solutions of mission critical services including eCommerce and ERP application development and management and data services. Interpath's applications expertise, combined with its state-of-the-art data and operations centers, offers customers a single, high-quality source solution for application implementation and management.

ABOUT BAIN CAPITAL
Bain Capital is one of the most experienced and successful private equity investors in the United States. The firm's principals have extensive experience working with companies in a wide range of industries. Since its founding in 1984, Bain Capital has invested in more than 150 companies and currently manages approximately $7 billion of capital. Bain Capital's investment strategy is to invest in or to acquire businesses in partnership with exceptional management teams and build the long-term value of those businesses.

Over the past fifteen years, Bain has established a prolific track record in the public equity capital markets having completed IPOs for its portfolio companies, which today have combined market capitalization exceeding $25 billion. Bain has significant experience investing in technology companies including Internet infrastructure, content and services companies. Recent technology and telecom investments include Double Click, eCredit.com, SEAT, USLEC, Therma-wave, Integrated Circuit Systems, Net Library and many others.

ABOUT FLORIDA PROGRESS
Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with

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competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

ABOUT PROGRESS TELECOM
Founded in 1998, Progress Telecom is a carrier's carrier providing wholesale telecommunications services throughout Florida and the Southeast. Progress Telecom incorporates approximately 61,000 fiber miles in its network including approximately 70 points-of-presence. Additional information about Progress Telecom can be found at http://www.progresstelecom.com.

ABOUT CP&L
Headquartered in Raleigh, N.C., CP&L provides electricity and energy services to
1.2 million customers in North Carolina and South Carolina and provides natural gas distribution and service, through its wholly owned NCNG subsidiary, to about 178,000 customers in eastern and southern North Carolina. The company owns and operates a system of 17 power plants in the Carolinas and Georgia. CP&L's diversified operations include Application Service Providers (ASP) Interpath and statusgo.com, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L can be found at http://www.cplc.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF THE SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. DISCUSSION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S PROJECTIONS, FORECASTS, ESTIMATES AND EXPECTATIONS MAY INCLUDE FACTORS THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR ESTIMATE PRECISELY. FACTORS INCLUDE, BUT ARE NOT LIMITED TO, ACTIONS IN THE FINANCIAL MARKETS, WEATHER CONDITIONS, ECONOMIC CONDITIONS IN THE COMPANY'S SERVICE TERRITORIES, FLUCTUATIONS IN ENERGY-RELATED COMMODITY PRICES, CONVERSION ACTIVITY, OTHER MARKETING EFFORTS AND OTHER UNCERTAINTIES. OTHER RISK FACTORS ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC REPORTS.

                                      # # #

MEDIA CONTACTS:

CP&L, KEITH POSTON, 919-546-6189
INTERPATH, TINA WILSON, 919/253-5707
FLORIDA PROGRESS, MELANIE FORBRICK, 727/820-5023

INVESTOR CONTACT:
CP&L, KAREN RALPH 919/546-6931 OR MARK MULHERN, 919/546-6373
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In connection with the share exchange between CP&L Energy and Florida Progress,
Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone : (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.